Exhibit 99.1

CLPS Incorporation Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, Sep. 4, 2026 / PRNewswire / — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS) today announced that it has received a written notice (“Notification”) from the Nasdaq Stock Market LLC (“Nasdaq”) informing that the Company has regained compliance with the Nasdaq’s minimum bid price requirement.

According to the Notification, the minimum bid price of the Company’s common share was $1.00 per share or greater for the last 10 consecutive trading days from August 20 through September 2, 2026. As a result, CLPS has regained full compliance with Nasdaq’s Listing Rule 5450(a)(1), and the matter is now closed.

About CLPS Incorporation

CLPS Incorporation (NASDAQ: CLPS), established in 2005 and headquartered in Hong Kong, is at the forefront of driving digital transformation and optimizing operational efficiency across industries through innovations in artificial intelligence, cloud computing, and big data. Our diverse business lines span sectors including fintech, payment and credit services, e-commerce, education and study abroad programs, and global tourism integrated with transportation services. Operating across 10 countries worldwide, with strategic regional hubs in Shanghai (mainland China), Singapore (Southeast Asia), and California (North America), and supported by subsidiaries in Japan and the UAE, we provide a robust global service network that empowers legacy industries evolve into data-driven, intelligent ecosystems. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X, and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, deployment in the AI technology sector, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com